Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Freescale Semiconductor Holdings I, Ltd.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Freescale Semiconductor Holdings I, Ltd. of our report dated February 10, 2011, except for Note 1, under “Reverse Stock Split and Change in Par Value,” as to which the date is May 25, 2011, with respect to the consolidated balance sheets of Freescale Semiconductor Holdings I, Ltd. and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, shareholders’ deficit and cash flows for each of the years in the three-year period ended December 31, 2010, which report is included in the prospectus (Registration No. 333-172188) filed pursuant to Rule 424(b)(4), dated May 25, 2011 of Freescale Semiconductor Holdings I, Ltd.

KPMG LLP

Austin, Texas

June 28, 2011